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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                              Form 20-F  X  Form 40-F
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                    Yes     No  X
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                    Yes     No  X
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          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                                    Yes     No  X
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  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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Endesa Increased Its Investments in Distribution by 13% Last Year

    NEW YORK--(BUSINESS WIRE)--Jan. 7, 2004--In 2003 Endesa (NYSE:ELE) invested Euro 746 million in its distribution business in Spain, a 13% increase over 2002.
    Investments in the generation business in Spain were around Euro 555 million, lower than in 2002 as a consequence of the CCGTs construction program, which required higher investments during 2002 in order to have such plants operative in 2003.
    Altogether, in 2003, Endesa invested approximately Euro 1,300 million in generation and distribution in Spain, a 2% increase over the previous year.

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ENDESA, S.A.

Dated: January 7th , 2004                   By: /s/ David Raya
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                                            Name:  David Raya
                                            Title: Manager of North America
                                                   Investor Relations